UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Annual General Meeting

NEW YORK, December 18, 2023, Brooge Energy Ltd, (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, held on Friday December 15, 2023, its annual general meeting of shareholders (the “Annual General Meeting”).

At the Annual General Meeting, holders of ordinary shares of the Company were asked to consider and vote upon the proposals set forth below. Each ordinary share was entitled to one vote with respect to each matter submitted to a vote at the Annual General Meeting. Ordinary shares representing 101,236,367 or 92.3% of the total votes attributable to all outstanding ordinary shares, were present in person or by proxy at the Annual General Meeting.

The matters considered and voted on by the shareholders at the Annual General Meeting and the votes of the shareholders noted below are final.

For proposals 2 through 5, the shareholders voted as follows with respect to the re-appointment of each of the nominees for director identified below:

Nominee	For	Withhold/ Against.	Broker Non-Votes
Saleh Mohamed Yammout	4,931,789	96,304,578	0
Tony Boutros	4,841,854	96,394,513	0
Nariman N. Karbhari	4,841,854	96,394,513	0
Firoze Kapadia	6,896,630	94,339,737	0

As a result of the Annual General Meeting, the Company’s board of directors now consists solely of Alexander Lawson, and Guy Wall.

These items were the only matters voted upon at the Annual General Meeting.

“Alex and I thank shareholders for their participation at the annual general meeting and wish to confirm that we are actively working with the Company’s stakeholders to promptly re-build the board of directors and pursue a clear strategy that is growth and value focused. As we move forward, the board is dedicated to working with management and maintaining open communication with our stakeholders. We extend our sincere appreciation to our shareholders and customers for their continued trust and support.,” said Guy Wall

Background

On December 14, 2023, the Company announced the appointment of Alexander Lawson and Guy Wall to the Board of Directors, effective December 14, 2023. Dr. Yousef Al Assaf resigned as Chairman and Director of the Board of Directors effective December 11, 2023.

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy (BRE), Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts, including the Company’s anticipated shift towards green energy and targeted production at BRE’s planned Green Hydrogen and Green Ammonia plant and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto, Managing Director

+1 212-896-1254

BROG@kcsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: December 18, 2023	By:	/s/ Paul Ditchburn
		Name:	Paul Ditchburn
		Title:	Chief Financial Officer